EXHIBIT 99.1

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D/A with respect to the Common Stock of Fansteel Inc. dated as of June 10, 2008 is, and any amendments thereto signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Date: June 10, 2008

GREENWICH INVESTMENT COMPANY LLC

By: /s/ L.M. Levie
       L.M. Levie, President

/s/ Brian F. Cassady
Brian F. Cassady

/s/ Curtis J. Zamec, II
Curtis J. Zamec, II